EXHIBIT 99.1

Tekmira Amends Terms of $3 Million Credit Facility Providing Further Financial Flexibility

VANCOUVER, British Columbia, Sept. 25, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced it has amended the terms of its US$3.0 million term loan from Silicon Valley Bank (SVB) to extend the deadline from September 30, 2012 to December 31, 2012 for any draw down on the loan.

"We are pleased with the continued strong support from our financial partners at Silicon Valley Bank. By amending this credit facility, we have further financial flexibility to continue to fund our core business activities," said Dr. Mark J. Murray, Tekmira's President and CEO.

The US$3.0 million loan from SVB may be drawn down at the discretion of the Company at any time prior to December 31, 2012. The loan matures on September 1, 2015 and carries a fixed interest rate of 8% annually. If Tekmira chooses to draw down on the loan, principal and interest payments will be made monthly starting on January 1, 2013. Tekmira has not yet drawn down on the loan. The loan will be secured by the assets of the Company and does not include any financial covenants.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the plans to use funds from any drawn down of the SVB loan; and Tekmira's strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira's use and availability of any draw down of the SVB loan; Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira may not use the funds from the SVB loan as indicated; Tekmira may not be able to draw down on the SVB loan as indicated; changing market conditions may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca